UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-38209

Despegar.com, Corp.

(Translation of registrant’s name into English)

Commerce House

4th Floor

Wickhams Cay 1

Road Town, Tortola VG1110

British Virgin Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Despegar.com Announces 4Q24 and FY24 Financial Results

4Q24 Revenue increased Rising 8.7% YoY to $221.4 Million and adjusted EBITDA Increased 18% YoY to $51.5 million,

FY24 Revenue Grew 10% YoY and Adjusted EBITDA Increased 52% YoY

BRITISH VIRGIN ISLANDS (BUSINESS WIRE). April 28, 2025 – Despegar.com, Corp. (NYSE: DESP) (“Despegar” or the “Company”), Latin America’s leading travel technology company, today announced unaudited financial results for the three-months ended December 31, 2024 (“Fourth quarter 2024” or “4Q24”) and full year 2024 (“FY24”). Financial results are expressed in U.S. dollars and are presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Financial results are preliminary and subject to year-end audit and adjustments. All comparisons in this announcement are year-over-year (“YoY”), unless otherwise noted.

4Q24 Financial and Operating Highlights

(for definitions, see page 13)

•	On March 4, 2025, Despegar held a special meeting of shareholders where shareholders accounting for 73.7% of Despegar’s ordinary shares entitled to vote were present in person or by proxy, representing a quorum. Of the total votes cast, approximately 94.7% were in favor of the proposal to adopt and approve the agreement and plan of merger under which Prosus, a leading global technology company, will acquire Despegar for $19.50 per share in an all-cash transaction.

•	Gross Bookings decreased 1% YoY, on an as-reported basis mainly due to FX headwinds. On a Foreign Exchange (“FX”) neutral basis, Gross Bookings increased 38% YoY to $1.5 billion, driven by strong commercial execution and a robust demand environment across the region.

•	On an as-reported basis, Revenues increased 8.7% YoY to $221.4 million, with a robust Take Rate of 14.7%. Revenues on a FX neutral basis increased 44% YoY.

•	Adjusted EBITDA increased 18% YoY to $51.5 million, due to a combination of revenue growth, operational efficiencies and an increase in Travel Package sales which increased 457 bps YoY to 36.1% of Gross Bookings. As a result, Adjusted EBITDA margin expanded 187 bps YoY, to 23.3%.

•	Net Loss of $(8.3) million in 4Q24, primarily driven by FX headwinds in the region. EPS for the quarter stood at $(0.19), compared to $(0.08) in 4Q23.

•	Adjusted Net Income increased 45% YoY, reaching $30.6 million in 4Q24 compared to $21.1 million in 4Q23. Adjusted EPS improved YoY to $0.27 from $0.16 in the same quarter last year

•	Loyalty Program members increased 41% YoY from 23.0 million to 32.5 million

•	App transactions rose by 864 bps YoY, attaining a record-high share of 53.6% of total transactions during the quarter

•	B2B and White Label Gross Bookings increased 28% and 30% YoY, respectively, and together accounted for 18% of total Gross Bookings, reflecting a YoY expansion of 418 basis points

•	Total Cash, cash equivalents and restricted cash position of $247 million as of December 31, 2024, up $27.5 million QoQ, while operating cash flow was positive $27.7 million, increasing $1 million from 3Q24

•	In January 2025, Despegar partnered with HBX Group to expand its travel inventory, offering customers more lodging options and enhanced travel packages

Full-Year 2024 Financial and Operating Highlights

•	Total Gross Bookings reached $5.5 billion, representing a 2% YoY increase

•	Total Revenue grew by 10% YoY to $774.1 million, compared to $706.0 million for FY23 (vs the FY24 revenue guidance of at least $760 million).

•	Adjusted EBITDA increased 52% YoY to $175.2 million, $5 million vs the revised guidance of at least $170 million, while Net Income increased by 13.9% YoY from $24.5 million to $27.9 million

•	Included in Russell 2000 and Russell 3000 equity indexes, on July 1, 2024

•	In 3Q24, Despegar formed a strategic alliance with World2Meet, leading to the divestiture of its Destination Management Company, BDexperience. The transaction included the transfer of nearly 600 employees to World2Meet

•	Renewed its lodging outsourcing agreement with Expedia, solidifying its strategic partnership with the company

•	In 3Q24, signed its first SaaS partnership with Karisma Hotels & Resorts, licensing SOFIA, Despegar’s AI travel assistant to enhance guest experiences and unlock new revenue streams

Damian Scokin, Despegar’s CEO, said:

“We believe Despegar delivered strong results in 4Q24 and FY 2024, underscoring market leadership through key milestones. During the year we launched Sofia, our award winning AI travel assistant that transformed travel planning in Latin America with personalized real-time insights. We also expanded our B2B and White Label offerings, fortifying partnerships across the travel ecosystem. We further streamlined operations during 2024 by spinning off our DMC business through a partnership, sharpening our focus on core growth. Soon after, we redefined our Expedia partnership through a 10-year lodging outsourcing deal, boosting sourcing flexibility and broadening our travel portfolio. Most recently, at the beginning of 2025, we entered into a new partnership with HBX Group, further broadening the range of lodging options and travel packages available to our clients.

In late 2024 we signed a definitive merger agreement for Prosus to acquire Despegar at a price of $19.50 per share in an all-cash transaction and we anticipate closing the transaction in the second quarter of this year. Looking ahead, we are excited to leverage Prosus’ extensive network of companies and strong balance sheet as we continue focusing on accelerating innovation, broadening our reach, and setting new standards in the travel market. We believe this milestone positions Despegar for a new era of sustainable growth and success, and we could not be prouder of our team’s outstanding achievements over the past year.”

Amit Singh, the Company’s CFO, added: “We are pleased to report that our fourth quarter revenue grew by 8.7% year over year, reaching $221 million. More importantly, our continued focus on maintaining an efficient cost structure resulted in a 18% year-over-year increase in Adjusted EBITDA, which rose to $52 million in 4Q24. Looking ahead, we remain firmly focused on driving strong revenue growth and margins. We believe the effectiveness of our strategies—optimizing revenue mix, increasing organic traffic, and deepening our penetration into sizable B2B market segments—positions us well for continued success.”

Key Operating and Financial Metrics

The following table presents key operating metrics of Despegar’s travel and financial services businesses as well as key financial metrics on a consolidated basis, post-intersegment eliminations between these businesses.

(in millions, except as noted)

	4Q24	4Q23	Δ%	FY24	FY'23	Δ%
Operating metrics
Number of transactions	2.621	2.409	9%	9.719	9.059	7%
Gross bookings	$1,500.7	$1,514.3	(1)%	$5,452.8	$5,332.5	2%
TPV Financial Services (1)	$18.6	$24.8	(25)%	$75.7	$78.0	(3)%
Average selling price (ASP) (in $)	$574	$629	(9)%	$562	$590	(5)%
Number of transactions by Segment & Total
Air	1.2	1.2	4%	4.6	4.4	6%
Packages, Hotels & Other Travel Products	1.3	1.2	8%	5.0	4.7	6%
Financial Services	0.1	0.0	729%	0.1	0.0	311%
Total Number of Transactions	2.6	2.4	9%	9.7	9.1	7%
Financial metrics
Total Revenue	$221.4	$203.7	9%	$774.1	$706.0	10%
Total Adjusted EBITDA (2)	$51.5	$43.6	18%	$175.2	$115.5	52%
Net (Loss) / Income	$(8.3)	$(2.5)	230%	$27.9	$24.5	14%
Net (Loss) / Income attributable to Despegar.com, Corp	$(8.3)	$(2.5)	230%	$27.9	$24.5	14%
Plus: Accretion of Series A Preferred Stock	$(3.9)	$(3.5)	12%	$(15.0)	$(13.3)	12%
Plus: Accrual of dividends of Series A Preferred Stock	$(3.8)	$(4.0)	(5)%	$(15.2)	$(15.7)	(3)%
Plus: Accrual of dividends of Series B Preferred Stock	$—	$(0.5)	(100)%	$(0.5)	$(2.0)	(75)%
(Loss) / Income attributable to common stockholders	$(16.0)	$(5.9)	169%	$(2.8)	$(6.6)	(57)%
Total share count - Common Stock	84,426	72,908	16%	84,426	72,908	16%
Average Shares Outstanding - Basic (3)	83,234	77,325	8%	81,748	77,170	6%
Average Shares Outstanding - Diluted (3)	83,234	77,325	8%	81,748	77,170	6%
EPS Basic (4)	$(0.19)	$(0.08)	150%	$(0.03)	$(0.09)	(60)%
EPS Diluted (4)	$(0.19)	$(0.08)	150%	$(0.03)	$(0.09)	(60)%

(1)	Presented on a pre intersegment elimination basis. Intersegment TPV amounted to $13.7 million in 4Q24 and $23 million in 4Q23
(2)	Financial services segment reported a Total Adjusted EBITDA of positive $1.8 million compared to $3.0 million in 4Q23, as the company improved the spread between Take Rate and projected losses
(3)	In thousands
(4)	Round numbers.

Revenue Breakdown

(in millions, except as noted)

The following table reconciles the intersegment revenues of the Company’s three business segments for the quarters and full year ended December 31, 2024 and 2023:

	4Q24		4Q23			FY'24		FY'23
	$	% of total	$	% of total	Δ%	$	% of total	$	% of total	Δ%
Revenue by business segment
Travel Business
Air Segment	$73.8	34%	$74.6	36%	-1%	$262.5	34%	$257.6	36%	2%
Packages, Hotels & Other Travel Products Segment	$142.3	64%	$125.6	62%	13%	$494.0	64%	$437.0	62%	13%
Total Travel Business	$216.1	98%	$200.2	98%	8%	$756.5	98%	$694.6	98%	9%
Financial Business
Financial Services Segment	$14.1	6%	$13.5	7%	4%	$51.1	6%	$40.9	6%	25%
Total Financial Business	$14.1	6%	$13.5	7%	4%	$51.1	6%	$40.9	6%	25%
Intersegment Eliminations	$(8.8)	(4)%	$(10.1)	(5)%	(13)%	$(33.5)	(4)%	$(29.5)	(4)%	13%
Total Revenue	$221.4	100%	$203.7	100%	9%	$774.1	100%	$706.0	100%	10%

Total Revenue Margin (Take Rate)	14.7%		13.4%		126 bps	14.2%		13.2%		95 bps

-- Financial Tables Follow --

Unaudited Consolidated Statements of Operations for the three-month periods and full year ended December 31, 2024 and 2023 (in thousands of U.S. dollars, except as noted)

	4Q24	4Q23	Δ%	FY'24	FY'23	Δ%
Revenue	$221,425	$203,660	9%	$774,061	$706,040	10%
Cost of revenue	$(53,644)	$(60,312)	(11)%	$(208,142)	$(228,938)	(9)%
Gross profit	$167,781	$143,348	17%	$565,919	$477,102	19%
Operating expenses
Selling and marketing	$(74,078)	$(60,245)	23%	$(250,741)	$(220,361)	14%
General and administrative	$(29,019)	$(25,316)	15%	$(80,309)	$(77,766)	3%
Technology and product development	$(30,707)	$(30,271)	1%	$(107,958)	$(109,130)	(1)%
Other operating expense, net	$(2,598)	$(4,546)	(43)%	$(2,940)	$(4,546)	(35)%
Total operating expenses	$(136,402)	$(120,378)	13%	$(441,948)	$(411,803)	7%

Income / (Loss) from equity investments	$64	$60	7%	$(842)	$(1,060)	(21)%
Operating income	$31,443	$23,030	37%	$123,129	$64,239	92%
Financial result, net	$(36,430)	$(16,875)	116%	$(89,072)	$(36,633)	143%
Net (Loss) / Income before income taxes	$(4,987)	$6,155	n.m.	$34,057	$27,606	23%
Income tax expense	$(3,276)	$(8,656)	(62)%	$(6,152)	$(3,116)	97%
Net (Loss) / Income	$(8,263)	$(2,501)	230%	$27,905	$24,490	14%
Net (Loss) / Income attributable to Despegar.com, Corp	$(8,263)	$(2,501)	230%	$27,905	$24,490	14%

n.m.: Not Meaningful

Unaudited Consolidated Balance Sheet as of December 31, 2024 and September 30, 2024 (in thousands of U.S. dollars, except as noted)

	As of	As of
ASSETS	December 31, 2024	September 30, 2024
Current assets
Cash and cash equivalents	$222,793	$176,054
Restricted cash	$23,681	$42,757
Trade accounts receivable, net of credit expected loss	$251,948	$250,627
Loan receivables, net	$16,567	$17,124
Related party receivable	$18,595	$16,588
Other assets and prepaid expenses	$57,264	$49,677
Total current assets	$590,848	$552,827
Non-current assets
Restricted Cash	$742	$866
Other assets and prepaid expenses	$74,161	$75,986
Loan receivables, net	$374	$660
Lease right-of-use assets	$15,590	$17,025
Property and equipment, net	$14,190	$16,782
Intangible assets, net	$83,050	$85,396
Goodwill	$125,832	$129,980
Total non-current assets	$313,939	$326,695
TOTAL ASSETS	$904,787	$879,522
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$58,460	$73,588
Travel accounts payable	$357,817	$346,794
Related party payable	$101,365	$92,017
Short-term debt and other financial liabilities	$49,625	$34,623
Deferred Revenue	$35,492	$37,205
Other liabilities	$83,657	$65,512
Contingent liabilities	$7,416	$7,162
Lease Liabilities	$5,205	$5,504
Total current liabilities	$699,037	$662,405
Non-current liabilities
Other liabilities	$7,313	$7,801
Contingent liabilities	$10,335	$12,767
Long term debt and other financial liabilities	$904	$1,294
Lease liabilities	$11,062	$12,798
Related party liability	$125,000	$125,000
Deferred Revenue	$3,500	$4,097
Total non-current liabilities	$158,114	$163,757
TOTAL LIABILITIES	$857,151	$826,162
Series A non-convertible preferred shares	$142,044	$134,335
Mezzanine Equity	$142,044	$134,335
SHAREHOLDERS’ DEFICIT
Common stock	$302,270	$292,556
Additional paid-in capital	$239,915	$251,025
Other reserves	$(728)	$(728)
Accumulated other comprehensive loss	$(34,150)	$(30,377)
Accumulated losses	$(590,927)	$(582,664)
Treasury Stock	$(10,788)	$(10,787)
Total Shareholders' Deficit	$(94,408)	$(80,975)
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	$904,787	$879,522

Unaudited Statements of Cash Flows for the three-month periods ended December 31, 2024 and 2023 (in thousands of U.S. dollars, except as noted)

	3 months ended December 31,
	2024	2023
Cash flows from operating activities
Net Loss	$(8,263)	$(2,501)
Adjustments to reconcile net income / (loss) to net cash flows from operating activities:
Unrealized foreign currency loss	$736	$17,645
Depreciation expense	$3,093	$2,193
Amortization expense	$8,068	$7,004
Other operating expenses, net (including loss from sale of non-air segment line of business)	$306	$4,546
Changes in fair value of earnout liability	$—	$1,211
Changes in seller indemnification	$—	$(1,211)
Gain from equity investments	$(64)	$(60)
Stock based compensation expense	$6,305	$17
Amortization of lease right-of-use assets	$1,669	$3,961
Interest and penalties	$1,056	$1,074
Income tax expense	$842	$1,177
Allowance for credit expected losses	$2,859	$2,674
Provision for contingencies	$569	$4,049
Changes in assets and liabilities net of non-cash transactions:
Increase in trade accounts receivable, net of credit expected loss	$(28,249)	$(5,190)
Increase in loans receivable, net of allowance	$(5,710)	$(6,849)
Increase in related party receivables	$(2,021)	$(5,471)
Increase in other assets and prepaid expenses	$(18,039)	$(34,001)
Decrease in accounts payable and accrued expenses	$(11,692)	$(9,573)
Increase in travel accounts payable	$43,667	$9,654
Increase in other liabilities, net	$22,339	$24,480
Decrease in contingent liabilities	$(938)	$(5,846)
Increase in related party payable	$14,718	$17,032
Decrease in lease liabilities	$(3,504)	$(4,067)
(Decrease) / Increase in deferred revenue	$(68)	$4,186
Net cash flows provided by operating activities	$27,679	$26,134
Cash flows from investing activities:
Origination of loans receivable, net of allowance	$(1,675)	$(3,166)
Loans receivables	$2,715	$1,388
Acquisition of property and equipment	$(1,298)	$(3,723)
Capital expenditures, including internal-use software and website development	$(7,417)	$(7,451)
Net cash flows used in investing activities	$(7,675)	$(12,952)
Cash flows from financing activities:
Net decrease of short-term debt	$(4,957)	$(54)
Proceeds from issuance of short-term debt	$36,311	$11,030
Payment of short-term debt	$(13,546)	$(5,836)
Payment of long-term debt	$(310)	$(339)
Payment of dividends to stockholders	$—	$(504)
Payment of promissory notes of Best Day acquisition	$—	$(16,648)
Exercise of stock-based awards	$13	$4
Collected from debenture issuance by securitization program	$—	$256
Payments of debenture issuance by securitization program	$(240)	$(383)
Net cash flow provided by / (used in) financing activities	$17,271	$(12,474)
Effect of exchange rate changes on cash and cash equivalents	$(9,736)	$(5,626)
Net increase / (decrease) in cash and cash equivalents	$27,539	$(4,918)
Cash and cash equivalents and restricted cash as of beginning of the period	$219,677	$255,707
Cash and cash equivalents and restricted cash as of end of period	$247,216	$250,789

Adjusted EBITDA Reconciliation

(in Thousands, except as noted)

	4Q24	4Q23	Δ%
Net Loss	$(8,263)	$(2,501)	230%
Add (deduct):
Financial result, net	$36,430	$16,875	116%
Income tax expense	$3,276	$8,656	(62)%
Depreciation expense	$3,093	$2,193	41%
Amortization expense	$8,068	$7,004	15%
Share-based compensation expense	$6,305	$17	36988%
Restructuring, reorganization and other exit activities charges	$2,598	$11,344.0	(77)%
Total Adjusted EBITDA	$51,507	$43,588	18%

n.m.: Not Meaningful

Adjusted Net Income Reconciliation

(in Thousands, except as noted)

	4Q24	4Q23	Δ%
Net Loss	$(8,263)	$(2,501)	230%
Add (deduct):
(a) Foreign Exchange (FX) and Blue Chip Swap impact	$29,542	$7,362	301%
(b) Acquisitions related expenses	$948	$1,467	(35)%
(c) Share-based compensation expense	$6,305	$17	37791%
(d) Impairment of long-lived assets	$—	$—	—%
(e) Restructuring, reorganization and other exit activities charges	$2,154	$6,798	(68)%
(f) Discontinued operations	$—	$—	—%
(g) Amortization expense of intangible assets	$7,144	$5,626	27%
(h) Items included in legal reserves related to transactional taxes	$74	$979	(92)%
(i) Other atypical impacts not related to the normal course of business	$—	$(9,573)	(100)%
(j) Non-controlling interest impact of the aforementioned adjustments	$—	$—	—%
(k) Tax impact of the non-GAAP adjustments and changes in tax estimates	$(7,317)	$10,900	n.m.
Total Adjusted Net Income	$30,587	$21,075	45%
Adjusted EPS basic (1)	$0.27	$0.16	74%
Adjusted EPS diluted (1)	$0.27	$0.16	72%

(1) In U.S. Dollars

Note: Preferred Dividends are not included in adjusted Net Income calculation as they do not impact Net Income

n.m.: Not Meaningful

(a) Foreign Exchange (FX) and Blue Chip Swap impact

(b) Acquisition costs, contingent consideration arrangements and amortization of intangible assets related to acquisitions.

(c) Share-based compensation expense related to RSUs and SOPs granted on service-based awards.

(d) Impairment of long-lived assets.

(e) Restructuring and related reorganization charges intended to simplify our businesses and improve operational efficiencies.

(f) Costs associated with an exit or disposal of a discontinued operation.

(g) Amortization expense of intangibles assets, excluding those related to acquisitions.

(h) Items included in legal reserves, which includes reserves for potential settlement of issues related to transactional taxes (e.g., VAT, Revenue Tax and occupancy taxes), related court decisions and final settlements, and charges incurred, if any, for monies that may be required to be paid in advance of litigation in certain transactional tax proceedings, including part of equity method investments.

(i) Reflects atypical impacts that are not related to the normal course of operations.

(j) Reflects the non-controlling interest impact of the aforementioned adjustment items; and

(k) Reflects the tax impact of Non-GAAP adjustments above as applicable, and changes in tax estimates.

Geographic Breakdown

(in millions, except as noted)

4Q24 vs. 4Q23 - As Reported
	Brazil			Mexico			Rest of Latin America			Total
	4Q24	4Q23	Δ %	4Q24	4Q23	Δ %	4Q24	4Q23	Δ %	4Q24	4Q23	Δ %
Transactions ('000)	1,224	1,084	13%	337	419	-20%	1,060	906	17%	2,621	2,409	9%
Gross Bookings	566	617	-8%	214	253	-15%	721	645	12%	1,501	1,514	-1%
TPV Financial Services (1)	18	25	-26%	—	—	—%	—	—	—%	19	25	-25%
ASP ($)	470	570	-18%	636	604	5%	680	712	-5%	574	629	-9%
Revenues										221	204	9%
Gross Profit										168	143	17%

4Q24 vs. 4Q23 - FX Neutral
	Brazil			Mexico			Rest of Latin America			Total
	4Q24	4Q23	Δ %	4Q24	4Q23	Δ %	4Q24	4Q23	Δ %	4Q24	4Q23	Δ %
Transactions ('000)	1,224	1,084	13%	337	419	-20%	1,060	906	17%	2,621	2,409	9%
Gross Bookings	665	617	8%	246	253	-3%	1,178	645	83%	2,089	1,514	38%
TPV Financial Services (1)	22	25	-13%	—	—	—%		—	—%	22	25	-12%
ASP ($)	553	570	-3%	729	604	21%	1,111	712	56%	801	629	27%
Revenues										294	204	44%
Gross Profit										215	143	50%

(1)	Presented on a pre intersegment elimination basis. Intersegment TPV amounted to $13.7 million in 4Q24 and $23 million in 4Q23

Key Financial Trended Metrics

(in thousands of U.S, except as noted)

	1Q23	2Q23	3Q23	4Q23	1Q24	2Q24	3Q24	4Q24
FINANCIAL RESULTS
Revenue	$158,707	$165,524	$178,149	$203,660	$173,660	$185,047	$193,929	$221,425
Cost of revenue	$(51,027)	$(60,000)	$(57,599)	$(60,312)	$(51,756)	$(51,952)	$(50,790)	$(53,644)
Gross profit	$107,680	$105,524	$120,550	$143,348	$121,904	$133,095	$143,139	$167,781
Operating expenses
Selling and marketing	$(51,892)	$(51,695)	$(56,529)	$(60,245)	$(53,357)	$(62,933)	$(60,373)	$(74,078)
General and administrative	$(22,672)	$(8,396)	$(21,382)	$(25,316)	$(16,027)	$(16,802)	$(18,461)	$(29,019)
Technology and product development	$(25,971)	$(26,448)	$(26,440)	$(30,271)	$(23,367)	$(27,138)	$(26,746)	$(30,707)
Other operating expense, net	$—	$—	$—	$(4,546)	$—	$—	(342)	$(2,598)
Total operating expenses	$(100,535)	$(86,539)	$(104,351)	$(120,378)	$(92,751)	$(106,873)	$(105,922)	$(136,402)

Gain / (loss) from equity investments	$113	$(285)	$(948)	$60	$(244)	$(80)	$(582)	$64
Operating income	$7,258	$18,700	$15,251	$23,030	$28,909	$26,142	$36,635	$31,443
Financial results, net	$(12,595)	$(3,948)	$(3,215)	$(16,875)	$(8,832)	$(14,464)	$(29,346)	$(36,430)
Net (Loss) / Income before income taxes	$(5,337)	$14,752	$12,036	$6,155	$20,077	$11,678	$7,289	$(4,987)
Income tax benefit / (expense)	$4,640	$13,251	$(12,351)	$(8,656)	$(6,274)	$1,759	$1,639	$(3,276)
Net (Loss) / Income	$(697)	$28,003	$(315)	$(2,501)	$13,803	$13,437	$8,928	$(8,263)
Net (Loss) / Income attributable to non-controlling interest	—	—	—	—	—	—	—	—
Net (Loss) / Income attributable to Despegar.com, Corp	$(697)	$28,003	$(315)	$(2,501)	$13,803	$13,437	$8,928	$(8,263)
Adjusted EBITDA	$17,272	$29,957	$24,730	$43,588	$38,965	$36,687	$48,034	$51,507

Net (Loss) / Income	$(697)	$28,003	$(315)	$(2,501)	$13,803	$13,437	$8,928	$(8,263)
Add (deduct):
Financial results, net	$12,595	$3,948	$3,215	$16,875	$8,832	$14,464	$29,346	$36,430
Income tax (benefit) / expense	$(4,640)	$(13,251)	$12,351	$8,656	$6,274	$(1,759)	$(1,639)	$3,276
Depreciation expense	$1,716	$3,091	$1,535	$2,193	$1,644	$997	$1,476	$3,093
Amortization expense	$6,813	$7,257	$6,902	$7,004	$7,948	$7,664	$7,905	$8,068
Share-based compensation expense	$1,485	$910	$1,042	$17	$853	$1,457	$1,286	$6,305
Restructuring, reorganization and other exit activities charges	—	—	$—	11,344	(389)	427	732	2,598
Adjusted EBITDA	$17,272	$29,957	$24,730	$43,588	$38,965	$36,687	$48,034	$51,507

Note: The Company reclassified Financial Bad Debt from General and Administrative expenses to Cost of Revenue for the periods under analysis

Quarterly Adjusted Net Income Reconciliation

(in millions, except as noted)

	1Q23	2Q23	3Q23	4Q23	1Q24	2Q24	3Q24	4Q24
Net (Loss) / Income	$(0.7)	$28.0	$(0.3)	$(2.5)	$13.8	$13.4	$8.9	$(8.3)
Add (deduct):
Foreign Exchange (FX) and Blue Chip Swap impact	$7.8	$(2.2)	$(4.4)	$7.4	$0.3	$8.9	$22.2	$29.5
Acquisitions related expenses	$2.0	$1.7	$1.5	$1.5	$1.5	$0.8	$1.0	$1.0
Share-based compensation expense	$1.5	$0.9	$1.0	$—	$0.9	$1.5	$1.3	$6.3
Impairment of long-lived assets	$—	$—	$—	$—	$—	$—	$—	$—
Restructuring, reorganization and other exit activities charges	$—	$—	$—	$6.8	$(0.4)	$0.4	$0.7	$2.2
Discontinued operations	$—	$—	$—	$—	$—	$—	$—	$—
Amortization expense of intangible assets	$5.0	$5.7	$5.5	$5.6	$6.5	$6.7	$6.9	$7.1
Items included in legal reserves related to transactional taxes	$—	$—	$(1.9)	$1.0	$0.2	$(1.8)	$—	$0.1
Other atypical impacts not related to the normal course of business	$—	$(14.3)	$—	$(9.6)	$—	$—	$—	$—
Non-controlling interest impact of the aforementioned adjustments	$—	$—	$—	$—	$—	$—	$—	$—
Tax impact of the non-GAAP adjustments and changes in tax estimates	$(2.3)	$(13.7)	$7.4	$10.9	$(0.4)	$0.3	$(5.2)	$(7.3)
Total Adjusted Net Income	$13.3	$6.1	$8.8	$21.1	$22.4	$30.2	$35.8	$30.6

Note: Preferred Dividends are not included in adjusted Net Income calculation as they do not impact Net Income

n.m.: Not Meaningful

4Q24 Earnings Conference Call

As previously announced on December 23, 2024, Despegar has entered into a definitive merger agreement (the “Agreement”) to be acquired by Prosus (Euronext: PRX), a leading global technology company for $19.50 per share in an all cash transaction (the “Transaction”), representing an enterprise value of approximately $1.7 billion for Despegar. Under the terms of the Agreement, a wholly owned subsidiary of Prosus will merge with Despegar, with Despegar continuing as the surviving entity, and each outstanding share of Despegar will be converted into the right to receive $19.50 per share in cash. Despegar’s outstanding Series A Preferred Shares will be cancelled and converted into the right to receive payment of the amount due in accordance with their terms.

The transaction is currently expected to close in the second quarter of 2025, subject to the receipt of required regulatory clearances and other customary closing conditions. On March 4, 2025, Despegar’s shareholders approved the Merger Agreement, the Plan of Merger and the Merger Proposal in a special meeting of shareholders, as previously disclosed.

In light of the pending transaction, Despegar will not hold a conference call to discuss its fourth quarter and full-year 2024 results.

Definitions and concepts

Average Selling Price (“ASP”): reflects Gross Bookings divided by the total number of Transactions.

Foreign Exchange (“FX”) Neutral: calculated by using the average monthly exchange rate of each month of the quarter and applying it to the corresponding months in the current year, so as to calculate what the results would have been had exchange rates remained constant. These calculations do not include any other macroeconomic effects such as local currency inflation effects.

Net Promoter Score (“NPS”): a customer loyalty and satisfaction metric that measures the willingness of customers to recommend a company, product, or service to others.

Gross Booking, net (“GB”): Gross Bookings is an operating measure that represents the aggregate purchase price of all travel products booked by the Company’s travel customers through its platform during a given period related to our travel business. In its quarterly earnings releases, Despegar presents Gross Bookings net of withholding taxes on international trips in Argentina which have been in effect since 2020. The Company generates substantially all of its revenue from commissions and other incentive payments paid by its suppliers and service fees paid by its customers for transactions through its platform, and, as a result, the Company monitors Gross Bookings as an important indicator of its ability to generate revenue.

Seasonality: Despegar’s financial results experience fluctuations due to seasonal variations in demand for travel services. Despegar’s most significant market, Brazil, and much of South America where Despegar operates, are located in the southern hemisphere where summer travel season runs from December 1 to February 28 and winter runs from June 1 to August 31. Despegar’s most significant market in the Northern hemisphere is Mexico where summer travel season runs from June 1 to August 31 and winter runs from December 1 to February 28. Accordingly, traditional leisure travel bookings in the Southern hemisphere are generally the highest in the third and fourth quarters of the year as travelers plan and book their summer holiday travel. The number of bookings typically decreases in the first quarter of the year. In the Northern hemisphere, bookings are generally the highest in the first three quarters as travelers plan and book their spring, summer and winter holiday travel. The seasonal revenue impact is exacerbated with respect to income by the nature of variable cost of revenue and direct S&M costs, which are typically timed with booking volumes, and the more stable nature of fixed costs.

Packages: refers to custom packages formed through the combination of two or more travel products, which may include airline tickets, hotels, car rentals, or a combination of these. By bundling these items together and securing them in a single transaction, we can present customers with a unified package at a single, quoted price. This approach not only enables us to provide travelers with more affordable options compared to purchasing individual products separately but also facilitates the cross-selling of multiple products within a single transaction.

Total Adjusted EBITDA: is calculated as net income/(loss) exclusive of financial result, net, income tax, depreciation and amortization, impairment charges, stock-based compensation expense, restructuring, reorganization and other exit activities charges, and acquisition transaction costs.

Total Adjusted Net Income: is calculated by adjusting net income/loss, excluding: (a) foreign exchange gains or losses, (b) acquisition-related costs and amortization of intangibles, (c) share-based compensation for RSUs and SOPs, (d) impairment of long-lived assets, (e) restructuring, reorganization and other exit activities charges, (f) disposal costs of discontinued operations, (g) amortization of intangible assets not related to acquisitions, (h) legal reserves for transactional tax issues, settlements, and litigation advances, (i) extraordinary items outside normal operations, (j) adjustments affecting non-controlling interests, and (k) tax effects of these adjustments, tax estimate changes, and non-recurring income tax charges.

Total Revenue: The Company reports its revenue on a net basis for the majority of its transactions, deducting cancellations and amounts collected as sales taxes. The Company presents its revenue on a gross basis for some transactions when it pre-purchases flight seats. These transactions have been limited to date. Despegar derives substantially all of its revenue from commissions and incentive fees paid by its travel suppliers and service fees paid by the travelers for transactions through its platform. To a lesser extent, Despegar also derives revenue from advertising, its installment loans and Buy Now, Pay Later offered through the company’s fintech platform Koin and other sources (i.e. destination services, loyalty and interest revenue). For more additional information regarding Despegar’s revenue recognition policy, please refer to “Summary of significant accounting policies” note of Despegar’s Financial Statements.

Total Revenue Margin (also “Take Rate”): calculated as revenue divided by the sum of Gross Bookings and Total Payment Volume.

Total Payment Volume (“TPV”): is an operating measure that represents the US dollar loan volume processed by "Buy Now, Pay Later" financing solution during a specific period of time.

Reporting Business Segments: The Company operates a Travel Business and a Financial Services Business which are structured as follows:

Our travel business is comprised of two reportable segments: “Air” and “Packages, Hotels and Other Travel Products. Our “Air” segment primarily consists of facilitation services for the sale of airline tickets on a stand-alone basis and excludes airline tickets that are packaged with other non-airline flight products. Our “Packages, Hotels and Other Travel Products” segment primarily consists of facilitation services for the sale of travel packages (which can include airline tickets and hotel rooms), as well as stand-alone sales of hotel rooms (including vacation rentals), car rentals, bus tickets, cruise tickets, travel insurance and destination services. Both segments also include the sale of advertisements and incentives earned from suppliers.

Our financial services business is comprised of one reportable segment: “Financial Services”. Our “Financial Services” segment primarily consists of loan origination to our travel business’ customers and to customers of other merchants in various industries. Our “Financial Services” segment also consists of processing, fraud identification, credit scoring and IT services to our travel business, and to third-party merchants.

Transactions: We define the number of transactions as the total number of travel customer orders completed on our platform or the financing merchant customers (excluding Decolar) of the “Buy Now, Pay Later” solution during a given period. The number of transactions is an important metric because it is an indicator of the level of engagement with the Company’s customers and the scale of our business from period to period. However, unlike Gross Bookings, the number of transactions is independent of the average selling price of each transaction, which can be influenced by fluctuations in currency exchange rates among other factors.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We base these forward-looking statements on our current beliefs, expectations and projections about future events and trends affecting our business and our market. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including those risks and uncertainties included under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the U.S. Securities and Exchange Commission. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this press release. The words “believe,” “may,” “might,” can,” “could,” “is designed to,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan”, “predict”, “potential, ” “aspiration,” “should,” “purpose,” “belief,” and similar or variations of, or the negative of such, words and expressions are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, capital expenditures, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Considering these limitations, you should not make any investment decision in reliance on forward-looking statements contained in this press release, which are inherently uncertain.

About Despegar.com

Despegar is the leading travel technology company in Latin America. For over two decades, it has revolutionized the tourism industry in the region through technology. With its continuous commitment to the development of the sector, Despegar today is comprised of a consolidated group that includes Despegar, Decolar, Best Day, Viajes Falabella, Viajanet Stays and Koin, and has become one of the largest travel companies in Latin America.

Despegar operates in 20 countries in the region, accompanying Latin Americans from the moment they dream of traveling until they share their memories. With the purpose of improving people's lives and transforming the shopping experience, Despegar has developed alternative payment and financing methods, democratizing the access to consumption and bringing Latin Americans closer to their next travel experience. Despegar’s common shares are traded on the New York Stock Exchange (NYSE: DESP). For more information, visit Despegar’s Investor Relations website https://investor.despegar.com/ .

About This Press Release

This press release does not contain sufficient information to constitute a complete set of interim financial statements in accordance with U.S. GAAP. The financial information is this earnings release has not been audited.

IR Contact

Luca Pfeifer

Investor Relations

Phone: (+1) 305 481 1785

E-mail: luca.pfeifer@despegar.com

Use of Non-GAAP Financial Measures

This earnings release includes certain references to Total Adjusted EBITDA and Total Adjusted Net Income, which are non-GAAP financial measures. The Company defines:

Total Adjusted EBITDA as net income/(loss) exclusive of financial result, net, income tax, depreciation and amortization, impairment charges, stock-based compensation expense, restructuring charges and acquisition transaction costs. Since our results for the year ended December 31, 2020, we exclude restructuring charges and acquisition costs from our calculation of Total Adjusted EBITDA.

Total Adjusted Net Income: is calculated by adjusting net income/loss, excluding: (a) foreign exchange gains or losses, (b) acquisition-related costs and amortization of intangibles, (c) share-based compensation for RSUs and SOPs, (d) impairment of long-lived assets, (e) restructuring and related reorganization charges, (f) disposal costs of discontinued operations, (g) amortization of intangible assets not related to acquisitions, (h) legal reserves for transactional tax issues, settlements, and litigation advances, (i) extraordinary items outside normal operations, (j) adjustments affecting non-controlling interests, and (k) tax effects of these adjustments, tax estimate changes, and non-recurring income tax charges.

Neither Adjusted EBITDA nor Adjusted Net Income are a measure recognized under U.S. GAAP. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, differ materially from similarly titled measures reported by other companies, including its competitors.

To supplement its consolidated financial statements presented in accordance with U.S. GAAP, the Company presents foreign exchange (“FX”) neutral measures.

Non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP and may be different from non-GAAP measures used by other companies. In addition, non-GAAP measure are not based on any comprehensive set of accounting rules or principles. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with U.S. GAAP. Non-GAAP financial measure should only be used to evaluate our results of operations in conjunction with the most comparable U.S. GAAP financial measures.

On page 11 of this earnings release the company shows FX neutral measures to the most directly comparable GAAP measure. The Company believes that comparing FX neutral measures to the most directly comparable GAAP measure provides investors an overall understanding of our current financial performance and its prospects for the future. Specifically, we believe this non-GAAP measure provides useful information to both management and investors by excluding the foreign currency exchange rate impact that may not be indicative of our core operating results and business outlook.

The FX neutral measures were calculated by using the average monthly exchange rates for each month during 2023 and applying them to the corresponding months in 2024, so as to calculate what results would have been had exchange rates remained stable from one year to the next. The table below excludes intercompany allocation FX effects. Finally, this measure does not include any other macroeconomic effect such as local currency inflation effects, the impact on impairment calculations or any price adjustment to compensate for local currency inflation or devaluations.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESPEGAR.COM, CORP.

By:	/s/ Monica Alexandra Soares da Silva
Name:	Monica Alexandra Soares da Silva
Title:	General Counsel

Date: 4/28/2025